HSBC USA Inc.

EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30	2009	2008

	(dollars are in millions)

Ratios excluding interest on deposits:
Net loss	$(338)	$(452)
Income tax benefit	12	282

Loss before income tax benefit	(350)	(734)

Less: Undistributed equity earnings	-	13
Fixed charges:
Interest on:
Borrowed funds	34	167
Long-term debt	447	541
One third of rents, net of income from subleases	11	12

Total fixed charges, excluding interest on deposits	492	720

Earnings (loss) before taxes and fixed charges, net of undistributed equity earnings	$142	$(27)

Ratio of earnings (loss) to fixed charges	0.29	(0.04)

Total preferred stock dividend factor(1)	$38	$65

Fixed charges, including the preferred stock dividend factor	$530	$785

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	0.27	(0.03)

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$492	$720
Add: Interest on deposits	580	1,381

Total fixed charges, including interest on deposits	$1,072	$2,101

Earnings (loss) before taxes and fixed charges, net of undistributed equity earnings	$142	$(27)
Add: Interest on deposits	580	1,381

Total	$722	$1,354

Ratio of earnings to fixed charges	0.67	0.64

Fixed charges, including the preferred stock dividend factor	$530	$785
Add: Interest on deposits	580	1,381

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,110	$2,166

Ratio of earnings to combined fixed charges and preferred stock dividends	0.65	0.63

(1)	Preferred stock dividends grossed up to their pretax equivalents.